Exhibit 99.2

Nasdaq: ENLV COMPANY PRESENTATION April 2024

2 | Nasdaq: ENLV FORWARD - LOOKING STATEMENTS These slides and the accompanying oral presentation contain forward - looking statements and information. Forward - looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels or activity, performance or achievements to be materially different from those anticipated by such statements. The use of words such as “may”, “might”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward looking statements. For example, all statements we make regarding ( i ) the initiation, timing, cost, progress and results of our preclinical and clinical studies and our research and development programs, (ii) our ability to advance product candidates into, and successfully complete, clinical studies, (iii) the timing or likelihood of regulatory filings and approvals, (iv) our ability to develop, manufacture and commercialize our product candidates and to improve the manufacturing process, (v) the rate and degree of market acceptance of our product candidates, (vi) the size and growth potential of the markets for our product candidates and our ability to serve those markets, and (vii) our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates, are forward looking. All forward - looking statements are based on current estimates, assumptions and expectations by our management that, although we believe to be reasonable, are inherently uncertain. All forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Any forward - looking statement speaks only as of the date on which it was made. We undertake no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation is not, and nothing in it should be construed as, an offer, invitation or recommendation in respect of our securities, or an offer, invitation or recommendation to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction. Neither this presentation nor anything in it shall form the basis of any contract or commitment. This presentation is not intended to be relied upon as advice to investors or potential investors.

3 | Nasdaq: ENLV MACROPHAGE MODULATION FOR THE TREATMENT OF INFLAMMATORY DISEASES Enlivex is a clinical stage pharmaceutical company developing Allocetra , a universal, off - the - shelf cell therapy designed to reprogram macrophages into their homeostatic state, for treatment of inflammatory diseases . Novel therapeutic modality: macrophage modulation. Cost - effective cell therapy: simple manufacturing process yielding a ready - to - use off - the - shelf cell therapy. Substantial market: unmet need in inflammatory and autoimmune diseases. Novel approach: allogeneic cells to trigger macrophage reprogramming. ENX - CL - 02 - 002 : reported Phase II 28 - day topline data. Granted new patent covering Allocetra composition and manufacturing method in the US. What’s new: 1 2 3 ON OFF A Allocetra About : macrophage A Received regulatory authorization for Phase I/II trial, knee osteoarthritis.

4 | Nasdaq: ENLV DRIVING INNOVATION WITH BALANCED SCIENTIFIC AND BUSINESS EXPERTI SE Shai Novik Executive Chairman Iris Tavor Senior Director of RA/QA 26 years of experience $560M company sale 20 years of experience A Einat Galamidi VP Medical 20 years of experience Oren Hershkovitz Chief Executive Officer Veronique Amor - Baroukh Senior Director of Operations 10 years of experience 16 years of experience Shachar Shlosberger CFO 15 years of experience A A A Dror Mevorach Scientific Founder Chen Ankri Director of pre - clinical & clinical pharma 20 years of experience 140+ publications 10 years of experience Sigal Arad Director of Human Resources 15 years of experience

BOARD OF DIRECTORS

Shai Novik
Executive Chairman

Founder and President of PROLOR Biotech, Sold in 2013 ($560mm transaction). Lead product, Ngenla, partnered to Pfizer, $295 million down payment, $275 upon FDA & other regulatory approvals. Ngenla by Pfizer has obtained marketing approvals in 43 countries, including Japan, EU and U.S.

Roger Pomerantz
Vice Chairman

Former Worldwide Head of Licensing and Acquisition and Knowledge Management at Merck & Co., where he led the completion of more than 150 business development transactions. Former Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals.
Former Venture Partner at Flagship Pioneering, as well as the former President, CEO, and Chairman of the Board of Seres Therapeutics.

Gili Hart, Ph.D
Director

Formerly with PROLOR Biotech, led the pre-clinical, clinical, and pharmacological activities.
CEO of SpliSense, a clinical stage company focused on transformative RNA-based treatments for pulmonary diseases. SpliSense pioneering platform harnesses Antisense Oligonucleotides (ASOs) for the treatment of pulmonary diseases.

Brian Schwartz, M.D.
Director

Former CMO of Arqule through its $2.7 billion acquisition by Merck in 2020.
Previously, responsible for the global clinical development of sorafenib (Nexavar®) at Bayer.

Abraham Havron, Ph.D.
Director

Former CEO of PROLOR Biotech.
Founding team and Director of R&D of Interpharm (Merck Serono), where he led the development of REBIF, a multi-billion multiple sclerosis drug. Formerly, VP CMC of BioTechnology General Ltd., and VP of Clal Biotechnology Industries Ltd.

Andrew Singer
Director

Former EVP and CFO of Epizyme and Senior Biotech Investment Banker at Credit Suisse, Wells Fargo Securities and RBC Capital Markets.
Led financing, partnering and M&A biopharmaceutical transactions in excess of $13B.

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ENLIVEX

CELLULAR FIRST RESPONDERS: MACROPHAGES AND THEIR CRITICAL ROLE IN INFLAMMATION

Macrophages, which are found in abundance throughout the body, are immune cells that reside in or infiltrate human tissue.

Main functions:

- Recruit other immune cells
- Defend against pathogens
- Cleanup senescent or dead cells
- Control tissue homeostasis and repair

Role in inflammation:

- Antigen presentation
- Cytokine secretion
- Phagocytosis
- Immunomodulation

Macrophages orchestrate inflammation and its resolution.


1 Initiation
2 Regulation
T
T
T
3 Resolution and homeostasis
Enlivex's Allocetra™ mechanism

The current understanding among researchers is that disrupted inflammatory processes form the basis of many diseases, beyond "classical" inflammatory diseases.

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PROMOTING BALANCE: APOPTOTIC CELLS FACILITATE MACROPHAGE HOMEOSTASIS

Prof. Dror Mevorach
Scientific Founder

Apoptotic Cells Induce NF-kB and Inflammasome Negative Signaling
Amir Grau, Adi Tabib, Inna Grau, Inna Reiner, Dror Mevorach
PLOS One, 2015

Apoptotic Cells induced Signaling for immune Homeostasis in Macrophages and Dendritic Cells
Uriel Trahtemberg and Dror Mevorach
Frontiers in immunology, 2017

How apoptotic cells influence macrophages



PtdSer
Eat me
TAM
Enlivex's Allocetra™ mechanism
APOPTOTIC CELL
TSP-1
Tolerate me
AMP
Calm down
MACROPHAGE
NF-kB
TLR
inflammasome



The interaction between apoptotic cells and macrophages contributes to the pro-resolution
and immune-modulating effects of Allocetra™, promoting macrophage and immune homeostasis.

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ALLOCETRA™: AN OFF THE SHELF CELL THERAPY DESIGNED TO RESTORE MACROPHAGE HOMEOSTASIS


A
PtdSer
Apoptotic cell

Allocetra™

Allogeneic mononuclear cells collected from healthy donors induced to a stable apoptotic state.

- harnesses the same biological activity seen in naturally occurring apoptotic cells;
- presents a highly-differentiated, off-the-shelf, cellular therapy modality.

Process:


A
Eat me

collect cells from healthy donors

proprietary apoptotic cell modification process

cells express "eat me" signal

cells are frozen

off the shelf, cost effective cell therapy

Mechanism:


T
A

1. Patient with systemic or joint inflammation

2. Allocetra™ cells are injected into the patient

3. Allocetra™ cells are engulfed by macrophages

4. Macrophage homeostasis is restored

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ALLOCETRA™ PIPELINE: BUILDING MOMENTUM

Indication	Administration	Pre-clinical	Phase I/II	Phase II	Phase III
ENX-CL-02-002 NCT04612413 **Organ failure associated with Sepsis**	Systemic administration	Randomized, controlled, Phase II, 120 patients, ongoing. Efficacy stage completed; safety follow-up continues			
ENX-CL-05-001 NCT06233474 **Moderate knee osteoarthritis**	Local knee injection	Randomized/controlled, 160 patients, enrolling			
0189-22-KMC NCT06208241 **End-stage knee osteoarthritis**	Local knee injection	Investigator-initiated, 18 patients, enrolling			

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A COMPREHENSIVE PICTURE: INFLAMMATORY DISEASE TREATMENT INFORMED BY EXTENSIVE RESEARCH

	Sepsis* ✓ complete	COVID-19* ✓ complete	Vanishing bone disease ✓ complete
Patient population	N=10 — at least 2 organ dysfunctions, maximum of 5	N=21 — severe and critical patients	N=1 — 4-year inflammatory and erosive process of the shoulder
Phase / trials	1 completed trial: Phase I/II	2 completed trials: Phase I/II, Phase II	Compassionate case
Administration method	Systemic administration	Systemic administration	Local injection
Safety	Favorable safety profile, no drug related SAEs	No drug related SAEs or drug related AE	No drug related SAEs or drug related AE
Efficacy	10 / 10 **10/10** Complete recovery with no residual organ failure.	21 / 0 **0/21** mortality on day-28. 21 / 19 **19/21** recovered and were discharged from the hospital by day-28.	Inflammation (CRP) down **93%** to within normal range Fluid down **50%** **Patient discharged following 9 months in hospital. Hasn't been re-hospitalized for 3 years in subsequent follow-up.**

* Frontiers in Immunology 2021: Apoptotic Cells for Therapeutic Use in Cytokine Storm Associate with Sepsis-A Phase Ib Clinical Trial

* Frontiers in Immunology 2023: Apoptotic Cells for treatment of acute respiratory distress syndrome associated with CCOVID-19

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11 | Nasdaq: ENLV ALLOCETRA FOR THE TREATMENT OF SEPSIS

SEPSIS: A GLOBAL HEALTH CHALLENGE WITH SUBSTANTIAL MARKET OPPORTUNITY

Disease



Affected areas:
Brain
Lungs
Heart
Liver
Kidneys

A life-threatening overactive immune response to infection that attacks the body and leads to:

- tissue damage,
- organ failure,
- death.

Market

$33B Global market (severe Sepsis only[2])

Up to 31% of sepsis cases start as urinary infections (UTI)[1]



31%
UTI cases

~9.8M annual cases worldwide

1.6M deaths

Standard of care

Currently there are no FDA/EMA approved drugs to treat sepsis.

SOC only treats complications of sepsis and does not address core dysregulated immune response.

Patients receive:


Antibiotics


IV fluids


Vasopressors

1 - Management of Urosepsis in 2018, Bonkat et. Al. , European Urology Focus Volume 5, Issue 1, (2019)
2 - Number of severe cases (www.cdc.gov/sepsis/what-is-sepsis) of 675,000 for US & EU (estimated 25% of the sepsis cases) multiplied by the expected product pricing of $50k = 33B

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13 | Nasdaq: ENLV A TREATMENT FOR SEPSIS IS AN UNMET MEDICAL NEED 4 3 2 1 0 1 - Polkki et al. Association of Sequential Organ Failure Assessment (SOFA) components with mortality. Acta Anaesthesiol Scand. 2022;66:731 – 741. Respiratory Renal Neurologic Hepatic Hematological SOFA 1 is a scoring system that assesses the severity of failure of the key organ systems involved in sepsis, scoring 0 - 4 for each body system, and a maximum of 24 points. 0 24 SOFA score Specific organ system SOFA score predicts the estimated mortality risk 1 Respiratory Mortality % Hematological Hepatic Neurologic Renal Cardiovascular 60 40 20 0 Cardiovascular 0 1 2 3 4 0 1 2 3 4 0 1 2 3 4 0 1 2 3 4 0 1 2 3 4 0 1 2 3 4 sepsis severe sepsis septic shock death 4 3 2 1 0 4 3 2 1 0 4 3 2 1 0 4 3 2 1 0 4 3 2 1 0

14 | Nasdaq: ENLV SEPSIS PHASE I/II: INDICATION OF EFFECT OF ALLOCETRA at least 2 organ dysfunctions (kidney, lungs, cardiovascular, hematological, liver). Allocetra macrophage reprogramming led to dramatic improvement, when compared with historical matched controls that received standard of care only . Result: N=10 Indication: organ failure associated with sepsis All 10 patients treated had complete organ recovery and were discharged from the hospital by day 28 . Day 28 treatment outcomes: Allocetra + SOC standard of care H. matched controls Systemic administration 100% 80% 60% 20% 27% 32% 41% Day 28 mortality. Day 28 still with organ failures. Hospital discharge. Allocetra + standard of care 0% 0% 0% 4 0% Patient criteria: Treatment: 100%

15 | Nasdaq: ENLV day 28 day 14 3.4 4.4 H istorical matched controls N= 37 0.1 0.0 Treated N=10 3.3 4.4 Difference SEPSIS PHASE I/II: ALLOCETRA TREATMENT LEADS TO IMPROVED PATIENT OUTCOMES Statistically significant improvement in duration of hospitalization and SOFA score vs. matched controls Average SOFA score during 28 days: Drastic difference in organ failure resolution Proportion of hospitalized patients (%) 0 4 8 24 28 Time to discharge from ICU (days) Treated Time to ICU discharge: N=10 Historical matched controls N= 37 12 16 20 100% 75% 50% 25% 0%

16 | Nasdaq: ENLV SEPSIS 28 - DAY MORTALITY RATE REMAINS HIGH AS DEMONSTRATED IN RECENT CLINICAL TRIALS IN SEPSIS WORLDWIDE 1 - Pickkers , P., Angus, D.C., Bass, K. et al. Intensive Care Med 50 , 68 – 78 (2024). https://pubmed.ncbi.nlm.nih.gov/ 38172296 / 2 - François B. et al. ASTONISH investigators. Lancet Respir Med. 2023 Oct; 11 (10): 894 - 904 . https://pubmed.ncbi.nlm.nih.gov/ 37269870 / 3 - Karakike et al. The early change of SOFA score as a prognostic marker of 28 - day sepsis mortality: analysis through a derivation and a validation cohort. Critical Care (2019) 23:387 . REVIVAL 1 Phase III (AM - PHARMA) Pickkers et al, 2024 Patient population: Patient population: Patient population: ASTONISH 2 Phase IIb (INOTREM) Francois et al, 2023 Analysis of 2 randomized controlled trials 3 (VARIOUS ACADEMIA) Karakike et al, 2019 SOFA: ~10 SOFA: ~ 9 SOFA: 6 - 8 2 ϴ % 28 - day mortality 28 - day mortality 28 - day mortality N=649 N=355 N= 448 Acute kidney injury 100% Septic shock 100 % Septic shock: 20% - 43% 28 - days mortality range 23 - 30% 25 - 32% 23 - 30%

17 | Nasdaq: ENLV ENX - CL - 02 - 002 SEPSIS PHASE II RANDOMIZED CONTROLLED STUDY Primary: Safety /change in SOFA score. Secondary: Mortality. Endpoints: Control (placebo) 1 Allocetra : 10 x 10 6 cells with option for a 2 nd dose SOFA 2 - 9 Standard of care + SOFA 5 - 13 pneumonia pneumonia, urinary, biliary and intra - abdominal infections Initial protocol: Amended protocol: Follow - up period Treatment Follow up Follow up Follow up Follow up Allocetra Control Day 0 Day 28 3 months 6 months 12 months 1 Allocetra : 5 x 10 6 cells 2 Allocetra : 10 x 10 6 cells 4 Control (placebo) 3 Allocetra : 10 x 10 6 cells with option for a 2 nd dose 2 Phase II study design: Standard of care + 75 120 (safety population) 50 87 (efficacy population) Control Total All Allocetra treated Treated 4 5 37 mITT Patient distribution:

18 | Nasdaq: ENLV ENX - CL - 02 - 002 SEPSIS PHASE II RANDOMIZED CONTROLLED STUDY ALLOCETRA GROUP PRESENTED A HIGHER MORTALITY RISK 1 - Analysis of modified intent - to - treat ( mITT ) population for all patients who were randomized, received the high dose of Allocetra TM or placebo, had a screening total SOFA score >= 5 points above pre - admission total SOFA score and had at least one post - baseline total SOFA score. 2 - Acute Physiology and Chronic Health Evaluation (APACHE) II is an ICU score system, used to determine the severity of disease at baseline. Allocetra TM - treated cohorts presented 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation compared with the control cohort. These attributes are associated with higher mortality rates. Age BMI Screening SOFA APACHE II 2 mITT population 1 Septic shock Invasive ventilation 24 (65%) 16 (43%) 31 (78%) 23 (58%) Pneumonia Urinary ( UTI) Intra - abdominal Skin and soft tissue infections Acute cholangitis 14 (38%) 9 (24%) 5 (14%) 4 (11%) 5 (13%) 16 (40%) 9 (22.5%) 10 (25%) 3 (7.5%) 2 (5%) 64.2 ( 30 - 89 ) 27.2 ( 17 - 3 8 ) 8.1 ( 5 - 12 ) 21.1 ( 6 - 44 ) 65.1 (30 - 89) 26.3 (1 7 - 3 9 ) 8 (5 - 13) 20.5 (6 - 47) Control N=37 Allocetra N=40 +20% +35% Demographics and baseline characteristics:

ENX-CL-02-002 PHASE II: ALLOCETRA™ COHORT STAND-ALONE ANALYSIS DEMONSTRATES SUBSTANTIAL REDUCTION IN ORGAN FAILURE SCORES

28-day analysis:
SOFA by infectious origin of sepsis[1]

Patient population by origin of sepsis[2]	UTI	Respiratory	Internal abdominal
SOFA score before treatment	7.75 (avg)	6.47 (avg)	7.70 (avg)
SOFA score after treatment	0.75 (avg)	2.07 (avg)	4.90 (avg)
Reduction in organ failure score (SOFA)	90% ↓ -7 (avg)	68% ↓ -4.40 (avg)	36% ↓ -2.80 (avg)

28-day mortality rate:

ENX-CL-02-002 PhII: Allocetra™ cohort mortality[1]


11%

No treatment-related mortality

Recent published clinical trial mortality[3]


23-30%

1 - Analysis of modified intent-to-treat (mITT) placebo population for all patients who were randomized, had a screening total SOFA score ≥ 5 points above pre-admission total SOFA score, had at least one post-baseline total SOFA score, and determined as eligible by an Adjudication Committee.
2 - Number of patients in cholangitis and skin/soft tissue groups were too small for analysis.
3 - Compared with recently-completed sizable clinical trials – Revival Phase III (2024), Astonish Phase IIb (2023), Karakike (2019) – in which mortality rates were in the range of 23% - 30%.

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20 | Nasdaq: ENLV ENX - CL - 02 - 002 PHASE II: UTI HIGH - RISK PATIENTS, POTENTIAL INDICATION OF EFFECT, SUBSTANTIAL MARKET 1 - Management of Urosepsis in 2018 , Bonkat et. Al. , European Urology Focus Volume 5 , Issue 1 , (2019). Potential indication of effect in high - risk UTI patients Despite higher risk of the Allocetra - treated group D1 - 28 UTI Population: screening SOFA 7 Allocetra Control N= 9 N=6 - 6.75 - 8.40 2.12 2.61 24% 0.1181 D 1 - 14 - 7.22 - 9.00 2.28 2.28 25% 0.0814 Av erage reduction in SOFA score : Stdev: Stdev: % over control: p - value: Respiratory SOFA Coagulation SOFA Cardiovascular SOFA Renal SOFA 22% 33% 33% 11% 33% 17% 83% 50% 78% 3 3 =4 3 100% S eptic shock Control N= 9 Allocetra N= 6 Av erage reduction in SOFA score :

ENX-CL-02-002 PHASE II: CONTROL COHORT RESULTS ARE NOT ALIGNED WITH EXPECTED MORTALITY

Control cohort

The control cohort, which was relatively small, exhibited uncharacteristically high organ recovery rates and low mortality, that are not aligned with recent clinical trials data[1].

This unusual result, taken together with higher risk patient population in the Allocetra™ cohort, makes it challenging to interpret the results in the non-high risk UTI population.

Control cohort stand-alone analysis, day 28: organ failure score (SOFA) by infectious origin of sepsis

Patient population[2]	UTI	Respiratory	Internal abdominal	Cholangitis	Skin/Soft tissue
SOFA score before treatment	8	6.86	8.20	9.20	9.00
SOFA score after treatment	0.63	1.71	4.20	1.00	1.25
Reduction in organ failure score (SOFA)	84%	75%	49%	98%	86%

1 - Compared with recently-completed sizable clinical trials – Revival Phase III (2024), Astonish Phase IIb (2023), Karakike (2019) – in which mortality rates were in the range of 23%–30%.
2 - Analysis of modified intent-to-treat (mITT) placebo population for all patients who were randomized, had a screening total SOFA score >= 5 points above pre-admission total SOFA score, had at least one post-baseline total SOFA score and determined as eligible by an Adjudication Committee.

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22 | Nasdaq: ENLV ENX - CL - 02 - 002 PHII: 28 DAYS, ALLOCETRA FAVORABLE SAFETY PROFILE 1 Allocetra TM ( N=75) Control ( N=45) TEAE = Treatment Emergent Adverse Event 82.7% (n=62) 80.0% (n=36) Patients with at least one TEAE 50.7% (n=38) 55.6% (n=25) TEAEs CTCAE Grade ≥ 3 9.3% (n=7) 15.6% (n=7) TEAEs Related/ Probably Related 2.7% (n=2) 0 TEAEs leading to IP Interruption/ Discontinuation 13.3% (n= 10 ) 2.2% (n= 1 ) TEAEs leading to Death 0 0 Related/ Probably Related 13.3% (n= 10 ) 2.2% (n= 1 ) Not Related 2 36.0% (n=27) 37.8% (n=17) Patients with at least one Serious TEAE 0 2.2% (n= 1 ) Related/ Probably Related Serious TEAEs 1 - Safety was evaluated in 120 patients (all treated groups). 2 - Fatal adverse events were independently reviewed by the Data Safety Monitoring Board, who confirmed the determination of not related. 3 - Compared with recently - completed sizable clinical trials – Revival Phase III (2024), Astonish Phase IIb (2023), Karakike (2019) – in which mortality rates were in the range of 23% - 30%. vs 23 - 30% recent published clinical trials mITT Treated Patients distribution 37 45 Control 50 75 All Allocetra treated 87 (efficacy population) 120 (safety population) Total

ENX-CL-02-002 PHII: SUMMARY AND CONCLUSIONS

- The efficacy (mITT) population presented a 20% higher frequency of septic shock in Allocetra™-treated patients compared to placebo, and a 35% higher frequency of invasive ventilation – both key determinants of disease severity, potentially indicating risk imbalance between the groups.

- Stand-alone analysis of the Allocetra™-treated patients demonstrated a substantial reduction in organ failure scores (SOFA) and low mortality rate as compared with expected mortality[1]. The analysis showed reductions, by day 28, in organ failure scores (SOFA) of 90% for sepsis patients whose infection source was urinary tract (UTI), 68% for patients whose infection source was community-acquired pneumonia, and 36% for patients whose infection source was internal abdominal.

- A potential indication of relative efficacy is demonstrated in a population of high risk UTI patients.

- Up to 31 percent of sepsis cases start as UTIs, representing up to 9.8 million cases annually in the U.S. and Europe, leading to as many as 1.6 million deaths[2]. This a substantial target market for a potential commercialization of Allocetra™ in sepsis, and the Company intends to consider, upon reviewing the totality of the data, a potential follow-on, randomized, controlled study of solely high risk UTI sepsis population.

- The interpretation of efficacy in other populations is challenged by the difference in risk profile of the Allocetra™ group.

- Safety: No serious adverse events were reported as related to study treatment, and overall fewer events were considered related to Allocetra™ compared to placebo (9.3% vs 15.6%). All deaths were determined to be unrelated to treatment, as further confirmed by the independent DSMB. No safety signals were detected.

- Patient follow-up is ongoing to complete 12-month evaluation.

1 - Compared with recently-completed sizable clinical trials – Revival Phase III (2024), Astonish Phase IIb (2023),Karakike (2019) – in which mortality rates were in the range of 23%–30%.
2 - Management of Urosepsis in 2018, Bonkat et. Al. , European Urology Focus Volume 5, Issue 1, (2019).

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24 | Nasdaq: ENLV ALLOCETRA FOR THE TREATMENT OF OSTEOARTHRITIS

OSTEOARTHRITIS: A GROWING MARKET WITH SIGNIFICANT POTENTIAL

Disease overview



Femur
Joint space narrowing
Subchondral bone cysts/ sclerosis
Synovitis
Cartilage loss
Fibula
Tibia

Disease manifestation:

cartilage damage, abnormal bone remodeling, and inflammation of the synovium.

Market

U.S. Cases[1]:

Today: 32.5MM → 2040: 78MM

Market size[2]:

2023: $6.8B → 2030: $15.7B

Standard of care

Lifestyle changes

↓

Physiotherapy

↓

Pain medication

↓

Surgery

1 - Arthritis Foundation (https://www.arthritis.org/)
2 - Verified Market Research reports

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MACROPHAGES ARE AN EMERGING NEW TARGET FOR OSTEOARTHRITIS TREATMENT

The role of innate **immunity in osteoarthritis**: when our first line of defense goes on the offensive.

Eric W. Orlowsky and Virginia Byers Kraus

The Journal of Rheumatology 2015

Characterizing heterogeneity in the response of synovial mesenchymal progenitor cells to **synovial macrophages** in normal individuals and **patients with osteoarthritis.**

Akash Fichadiya, Karri L Bertram, Guomin Ren, Robin M Yates and Roman J Krawetz

Journal of Inflammation 2016



Imbalance of M1/M2 **macrophages** is linked to severity level of knee **osteoarthritis.**

Baolong Liu, Maoquan Zhang, Jingming Zhao, Mei Zheng and Hao Yang

Experimental and therapeutic medicine 2018

An emerging target in the battle against **osteoarthritis: macrophage** polarization.

Yulong Sun, Zhuo Zuo and Yuanyuan Kuang

International Journal of Molecular Sciences 2020

Synovial macrophages in osteoarthritis: the key to understanding pathogenesis?

Amanda Thomson and Catharien M. U. Hilkens

Frontiers in Immunology 2021

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ALLOCETRA™ COMPASSIONATE CASE RESULTS

Patient with vanishing bone disease



Female,
70 years old
with vanishing
bone disease

- Complete destruction of the humeral head on X-ray;
- Significant inflammatory reaction on MRI;
- Significantly elevated ESR & CRP;
- Extended hospitalization: 4 years of hospital visits, including 9 months continuous hospitalization with permanent shoulder port.

Treatment:

5 intra-joint infusions

Result:

Fluid drainage declined


150–250
ml/day
<60
ml/day
pre-treatment
post-treatment

CRP declined
(normal range ≤0.5)


7.34
0.49
pre-treatment
post-treatment

✓ No longer required hospitalization:
Patient discharged following 9 months in hospital.
Has not been re-hospitalized for 3 years in subsequent follow-up.

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0189-22-KMC INVESTIGATOR INITIATED TRIAL FOR END-STAGE KNEE OSTEOARTHRITIS

Study initiated enrolment in Q3-2023.



N=18
End stage osteoarthritis indicated for knee replacement surgery.
local knee injection
Treatment period
Follow-up period
Day 1
1M
3M
6M
12M
Allocetra™
Follow up
Follow up
Follow up
Follow up

Endpoints:

- **Primary:** safety and tolerability.
- **Secondary:** change from baseline in pain.

ClinicalTrials.gov Registration: NCT06208241

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29 | Nasdaq: ENLV ENX - CL - 05 - 001 CLINICAL TRIAL DESIGN Primary: safety and tolerability. Secondary: Change in Weekly NRS Pain and WOMAC assessments . Endpoints: Local knee Injection Multi - country, multi - center Patient criteria: patients with symptomatic knee OA who have failed to respond to conventional OA therapy; Age 45 - 80 years; Kellgren - Lawrence (K - L) Grade 2 or 3 . Part 1 : Safety (run - in) Day 0 Day 14 Day 28 Escalating doses Phase I/II randomized, double - blind, placebo - controlled study Part 2 : Randomization 0 Treatment period N=3 - 6 1 3 > 130 patients Allocetra Allocetra Placebo Allocetra Placebo Placebo Dose 1: repeated dosing Dose 2: repeated dosing Dose 3: repeated dosing 6 - 15 patients N=3 N= 3 N=3 2 ClinicalTrials.gov Registration: NCT06233474 Follow up Follow up Follow up 3M 12 M Follow up period 6 M

30 | Nasdaq: ENLV MILESTONES MET & PLANNED 2023 Q3 2024 Q 1 April 2024 2024 EO Q 3 (planned) 2025 Q 3 (planned) Initiation of Phase I/II in end - stage knee osteoarthritis. Initiation of Phase I/II in moderate knee osteoarthritis. Top line data macrophage reprogramming Sepsis Phase II (randomized, controlled). End - stage knee osteoarthritis Phase I/II readouts. Moderate knee osteoarthritis Phase I/II top - line data (randomized, controlled, powered).

31 | Nasdaq: ENLV EXTENSIVE IP PROTECTION Australia Canada China France Germany Israel Japan United Kingdom 11 Patents USA 22 Patents Expected protection up to 2043

32 | Nasdaq: ENLV FINANCIAL SUMMARY NASDAQ GS: ENLV Cash & equivalence : $ 27.3 MM ( Dec. 31 , 202 ϯ ) Debt: none Shares outstanding: 18. 6 MM Estimated cash runway through: Dec. 31, 2025 2024 Phase II topline data Phase I/II topline data Readouts 2025 Q 2 Q1 Q3 Q3 Q2 Q 4 Q4 Estimated c ash runway through end of 2025 ENX - CL - 02 - 002 NCT 04612413 Organ failure associated with Sepsis ENX - CL - 05 - 001 NCT06233474 Moderate knee osteoarthritis 0189 - 22 - KMC NCT06208241 End - stage knee osteoarthritis FINANCIAL

33 | Nasdaq: ENLV INVESTMENT SUMMARY Management team with a track record of creating shareholder value and getting drug products through marketing approvals globally in multi - billion dollar market segments Cost - effective, novel therapeutic modality with strong IP protection Targeted at high and low grade inflammation in multi - billion dollar segments with poor treatment alternatives Platform for multiple indications. Allocetra can be infused systemically or locally to treat various diseases Clinical data supportive of proposed MOA Simple, scalable, and cost - effective manufacturing process resulting in an off - the - shelf cell therapy Favorable safety profile demonstrated across 140+ patients

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